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                                  EXHIBIT 6(II)

                      Ross Tannenbaum Employment Agreement


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                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (THE "Agreement"), dated as of the 10th day of November, 1998, is between Dreams, Inc., a Utah corporation (the "Company") and Ross Tannenbaum (the "Employee").

         In consideration of the foregoing and the mutual promises and covenants set forth herein, Company and Employee agree:

         1.       EMPLOYMENT.

                  1.1 EMPLOYMENT AND TERM. The company hereby employs the Employee, and Employee shall serve the company, upon the terms and conditions herein set forth, for a term commencing on the date of this Agreement and expiring on the last day of the 60th calendar month following the date first written above (the "Term of Employment"), unless earlier terminated pursuant to Section 4 below.

                  1.2 POSITION AND DUTIES. The Employee is engaged as Vice-President to exercise and faithfully perform to the best of his ability on behalf of Company such duties as shall be determined by the Board of Directors of the Company, and as same may be modified from time to time.

                  1.3 OTHER ACTIVITIES. Nothing in this Agreement shall be construed to prevent Employee from devoting a portion of his time to community or charitable activities, from investing his assets in any form or manner he deems appropriate or from serving as a director of any corporation, provided such activities do not unreasonably interfere with the performance of duties under this Agreement and do not violate the provisions of Section 3.1.

         2.       COMPENSATION.

                  2.1 BASE SALARY. Company shall pay Employee Two Hundred Fifty Thousand and No/100 Dollars ($250,000) per calendar year, payable semi-monthly, subject, however, to the "EBITA" (as hereinafter defined) adjustment. Notwithstanding the foregoing, commencing as of April 1, 2000, and on April 1st of each and every calendar year thereafter during the Term of Employment, in the event that the Company's EBITA for the immediately preceding fiscal year is: (a) less than One Million Two Hundred Thousand and No/100 Dollars ($1,200,000.00), then for the fiscal year then in question (commencing April 1, 2000 through March 31, 2001), the base salary shall be Two Hundred Thousand and No/100 Dollars ($200,000.00), payable semi-monthly; or (b) equal to or greater than One Million Two Hundred Thousand and No/100 Dollars ($1,200,000.00), then for the fiscal year then in question (commencing April 1, 2000 through March 31, 2001), the base salary shall

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         be Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00), payable semi-monthly. For purposes of this Agreement, the term "EBITA" shall mean net income plus interest expense, plus income tax, plus depreciation expenses, plus amortization expenses, all determined in accordance with generally accepted accounting principles, all as set forth in the Company's audited financial statements.

                  2.2 HEALTH INSURANCE. The Company shall provide health, medical and dental care insurance coverage for Employee and his dependents in amounts and coverage equivalent to the greater of the amount and coverage previously provided to Employee by his previous employer, Mounted Memories, Inc., or the insurance benefits and coverage provided by the Company in its health insurance coverage provided for other Company officers.

                  2.3 AUTOMOBILE ALLOWANCE. Company shall reimburse Employee or otherwise provide Employee an automobile allowance in the amount of Eight Hundred and No/100 dollars ($800.00) per month and a reimbursement for all insurance, fuel, maintenance, cellular and mobile telephones, repairs and upkeep therefor. The automobile allowance shall increase effective immediately preceding the adjustment then in question by a ratio of the "Index" (as hereinafter defined) for the month of November preceding the year of the date of adjustment then in question divided by the Index for the month of November of 1997. The "Index" shall mean the index numbers of retail commodity prices designated "Revised Consumer Price Index for all Urban Consumers - U.S. City Average - All Items (1982-1984=100) Prepared by the Bureau of Labor Statistics of the United States Department of Labor". In the event such Index is not published, then an index most comparable to the commodity index published shall be utilized.

                  2.4 DISABILITY AND LIFE INSURANCE.

                      (a) Company shall pay for or reimburse Employee the
                  cost of a disability insurance policy which shall provide the highest rate of compensation then available, but in no event less than Two Hundred Thousand and No/100 Dollars ($200,000.00) per year, a ninety (90) day waiting period, and benefits payable through the age of seventy-five (75).

                      (b) Company shall pay for or reimburse Employee for a
                  life insurance policy which will provide a death benefit in the amount of Two Million and No/100 Dollars ($2,000,000.00), which shall contain a cost of living adjustment endorsement for each calendar year during the term of this Agreement.

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                      (c) Provided, however, that the total annual cost of
                  such disability and life insurance coverage for Employee to be paid by the Company shall not exceed Two Thousand Dollars ($2,000) per year. Any cost of such insurance in excess of $2,000 per year shall be paid by Employee.

                  2.5 DIRECTORS' AND OFFICERS' INSURANCE. At such time as it becomes available and economically feasible, Company will maintain director's and officers' insurance in sufficient amounts to insure against the personal liability of the Employee as a director of the Company for certain losses resulting from claims brought against directors and officers because of their alleged wrongful acts.

                  2.6 VACATION. The Employee shall be entitled to a four (4) week vacation each calendar year during the term of this Agreement.

                  2.7 BENEFITS. In addition to the other provisions of Section 2 set forth above, Company shall provide to Employee all other standard benefits and perquisites as are provided for other Company officers, directors and employees.

                  2.8 WITHHOLDING. Employee agrees that the Company shall deduct and withhold from his salary and from all other amounts paid to Employee, all state and federal tax and other withholdings.

                  2.9 EXPENSES. Employee is authorized to incur reasonable expenses for the business of company which are necessary for the promotion of Company's business and similar expenses that assist Employee in the performance of his duties hereunder.

                  2.10 TERMINATION. Without in any way limiting the other provisions of this Agreement, upon termination of Employee's employment, whether by expiration of the term of this Agreement or as provided for in Section 4, Employee shall cease to receive or have any right to receive salary or any other compensation provided for above or otherwise, provided, however, that nay previously earned compensation shall be paid by Company to Employee in accordance with the terms and provisions of this Agreement.

         3.       DISCLOSURE OF INFORMATION.

                  3.1 DISCLOSURE OF INFORMATION. The Employee recognizes and acknowledges that the confidential, proprietary information of the Company, and other intellectual property of this Company including contacts made prior to the commencement of this Agreement and those made within the scope of Employee's duties hereunder and such trade secrets or information as may exist from time to time, including without limitation, technical

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         information regarding the Company's business, information as to the identity of employees, customers and potential or existing suppliers of the Company or its affiliates, information as to the marketing or other plans of the Company and other similar items, are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the duties of Employee hereunder. Such property and information shall remain the exclusive property of the Company at all times during and subsequent to the Term of Employment. Employee will not, during or after the Term of Employment, in whole or in part, remove Company's records either in original, duplicated or copied form, from the premises of the Company, nor disclose such secrets or confidential or proprietary information to any person, firm, corporation, association or other entity (except the Company or its affiliates) under any circumstances, during or after the Term of Employment.

                  3.2 INJUNCTIVE RELIEF. If there is a breach or threatened breach of the provisions of Section 3.1 of this Agreement by Employee, the Company shall be entitled to an injunction restraining the Employee from breaching or violating the provisions of this Section 3, it being agreed that the loss and damages suffered by virtue of any breach are incapable of being made certain.

                  3.3 EVENTS OF DEFAULT BY COMPANY. In the event of a breach or default by the Company hereunder, which results in Employee not receiving base salary (as set forth in Paragraph 2.1 above), for any reason and for a period of ninety (90) consecutive days, which reasons include, but are not limited to, the failure of the Company to pay to Employee the base salary while Employee remains in the employ of the Company or Employee ceases to be employed by the Company directly as a result of such breach or default by the Company, then the provisions of this Section 3 shall be void and of no further force or effect.

         4.       EARLY TERMINATION OF AGREEMENT.

                  4.1 EARLY TERMINATION OF AGREEMENT. This Agreement shall terminate earlier than expiration of the Term of Employment ("Early Termination") upon the occurrence of any of the following events:

                      (a) Immediately upon notice from the Company to the
                  Employee for cause. The term "cause" shall refer and be limited to: (i) any act of embezzlement or conversion of assets of the Company; (ii) the employee's breach of any material covenant of this Agreement; (iii) habitual or repeated non-performance of material duties. However, with regard to (ii) and (iii) above, "cause" shall not have occurred until Company notifies Employee of such event, in writing, and Employee shall not have cured such event within a period of fifteen (15) days after receipt of such

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                  written notice, provided however, in the event such cure
                  cannot be reasonably completed within said fifteen (15) day period, Employee shall have the right to commence to cure such event and diligently pursue such cure to completion.

                      (b) Upon mutual agreement of Company and Employee.

                  4.2 OBLIGATIONS SURVIVING EARLY TERMINATION. Notwithstanding the Early Termination of this Agreement as contemplated in Section 4.1 above or expiration of the term if this Agreement, the provisions of this Agreement relating to the Employee's covenant not to compete, and Employee's obligation to maintain and protect trade secrets and confidential, proprietary rights and information of the Company shall maintain in force and effect pursuant to the terms of this Agreement.

         5.       GENERAL PROVISIONS.

                  (a) BINDING AGREEMENT. This Agreement shall be binding upon and shall inure to the benefit of the heirs, legal representatives, successors and assigns, as applicable, of the respective parties hereto, and any entities resulting from the reorganization, consolidation or merger of any party hereto.

                  (b) HEADINGS. The headings used in this Agreement are inserted for reference purposes only and shall not be deemed to limit or affect in any way the meaning or interpretation of any of the terms or provisions of this Agreement.

                  (c) COUNTERPARTS. This Agreement may be signed upon any number of counterparts with the same effect as if the signature to any counterpart were upon the same instrument.

                  (d) SEVERABILITY. The provisions of this Agreement are severable, and should any provision hereof be found to be void, voidable or unenforceable, such void, voidable or unenforceable provision shall not affect any other portion or provision of this Agreement. without limiting the generality of the above, should any provision be unenforceable as a result of a time period or geographic area, the time period and/or geographic area shall be reduced to the longest period and/or largest area which would render the provision enforceable.

                  (e) WAIVER. Any waiver by any party hereto of any breach of any kind or character whatsoever by any other party, whether such waiver be direct or implied, shall not be construed as a continuing waiver or consent to any subsequent breach of this Agreement on the part of the other party.

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                  (f) MODIFICATION. This Agreement may not be modified except by an instrument in writing signed by the parties hereto.

                  (g) GOVERNING LAW. This Agreement shall be interpreted, construed and enforced according to the laws of the State of Florida. Venue with respect to any litigation regarding this Agreement shall only be permitted in the Seventeenth Judicial Circuit in and for Broward County, Florida.

                  (h) ATTORNEYS' FEES. In the event any action or proceeding is brought by either party against the other under this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and costs through all trial and appellate levels.

                  (i) NOTICE. Any notice, consent, request, objection or communication to be given by either party to this Agreement shall be in writing and shall be either delivered personally or by Airborne, Federal Express or other commercial overnight delivery service addressed as follows:

                  Company:          Dreams, Inc.
                                    42620 Caroline Court
                                    Palm Desert, CA  92211

                  Employee:         Ross Tannenbaum
                                    10520 Paris Street
                                    Cooper City, FL  33026

                (j) ASSIGNMENT. Employee may not assign his rights and obligations pursuant to this Agreement to a third party without the written consent of the Company.

                (k) SECURITIES DOCUMENTS. It shall be a condition to the issuance of any securities by Company to Employee, including shares of the Company's common stock, that Employee shall execute and deliver to Company all documents deemed necessary by the Company's counsel in order to comply with the securities laws of the United States and the states thereof.

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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

                        COMPANY:

                        DREAMS, INC., a Utah corporation



                        By:
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                        Its:  Secretary

                        EMPLOYEE:



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                        Ross Tannenbaum


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